                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)*


                              Great Lakes Aviation, Ltd.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                                      Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      39054K  108
               ---------------------------------------------
                                    (CUSIP Number)

                                David L. Donlin, Esq.
                               Briggs and Morgan, P.A.
                                   2400 IDS Center
                                Minneapolis, MN 55402
                                    (612) 334-8564
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   August 31, 1998
           ----------------------------------------------------------

                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.









______________________

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

--------------------------------------------------------------------------------
 CUSIP No.  39054K 108               13D         Page  2   of   7   Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Douglas G. Voss
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      / /


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    2,925,000
--------------------------------------------------------------------------------
   NUMBER OF    8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY       5,275,000
   OWNED BY    -----------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON          2,925,000
     WITH      -----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    5,275,000
--------------------------------------------------------------------------------
 1   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1   5,275,000
--------------------------------------------------------------------------------
 1   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 2                                                                           / /
--------------------------------------------------------------------------------
 1   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 3   61%
--------------------------------------------------------------------------------
 1   TYPE OF REPORTING PERSON*
 4   IN

--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Douglas G. Voss ("Doug Voss") hereby amends his statement on Schedule 13D (the "Schedule 13D") originally filed on October 28, 1996, and amended on April 28, 1997, with respect to his beneficial ownership of shares of common stock par value $.01 per share ("Common Stock"), of Great Lakes Aviation, Ltd. ("Great Lakes"), an Iowa corporation.

     Item 1 of the Schedule 13D is hereby amended and restated as follows:

Item 1:   Security and Issuer

     The Name of the Issuer is Great Lakes Aviation, Ltd. and the address of its principal office is 1965 330th Street, Spencer, Iowa 51301. The title of the class of equity security to which this statement relates is Common Stock. The Doug Voss beneficially owns 5,275,000 shares of Common Stock.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 2:   Interest in Securities of the Issuer

     (a) As of the date of this Schedule 13D, Doug Voss beneficially owned 5,275,000 shares of Common Stock constituting approximately 61% of outstanding Common Stock of the Issuer.

     (b) Doug Voss is the record owner of 2,425,000 shares of Common Stock. Doug Voss is also the sole shareholder of Iowa Great Lakes Flyers, Inc. the record owner of 500,000 shares of Common Stock. Doug Voss' ex-spouse has granted to him an Irrevocable Proxy to vote 2,350,000 shares of Common Stock of the Issuer owned of record by her and has entered into a Buy-Sell Agreement with her with respect to all such shares. See Item 6 of this Schedule 13D.

     (c) On August 31, 1998, Iowa Great Lakes Flyers, Inc., of which Doug Voss is the sole shareholder, acquired 500,000 shares of Common Stock in a private placement transaction with Great Lakes at a price of $2.00 per share.

     (d)  Not applicable.

     (e)  Not applicable.

     Item 6 of the Schedule 13D is hereby amended and restated as follows:

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Doug Voss' ex-spouse, Gayle R. Voss, who is the record owner of approximately 27% of the Common Stock of the Issuer, has granted to Doug Voss an Irrevocable Proxy to vote all of her shares of Common Stock (the "Shares") until June 28, 2010.

     Doug Voss and Ms. Voss have entered into a Shareholder Buy-Sell Agreement (the "Buy-Sell Agreement") with respect to the Shares. The term of the Buy-Sell Agreement (the "Term") is until June 28, 2010 or until such time as Ms. Voss does not own any Shares or Great Lakes is dissolved or liquidated. Pursuant to the Buy-Sell Agreement Ms. Voss may not sell any Shares until June 28, 1999 at which time she may sell 470,000 Shares and an additional 235,000 in each year thereafter. Doug Voss, however, has been granted a right of first refusal to purchase for the market price any Shares which Ms. Voss desires to so sell. The Buy-Sell Agreement also provides Doug Voss the option to purchase any Shares at any time during the Term for the market price of the Common Stock. The Buy-Sell Agreement provides that in any transaction in which Doug Voss sells greater than 5% of his Common Stock, Doug Voss has the right to compel Ms. Voss to include the Shares held by her in such transaction on the same terms as the shares of Common Stock of Doug Voss. In turn, Ms. Voss has the right to have her Shares included by Doug Voss in any such transaction on a pro rata basis.

     The Buy-Sell Agreement also provides Doug Voss with the right to purchase the Shares of Ms. Voss for the market price upon the death of the Ms. Voss and an involuntary disposition of the Shares held by Ms. Voss. Pursuant to the Buy-Sell, Doug Voss will vote all shares of Common Stock beneficially owned by him (including the Shares) for the election of Ms. Voss to the Board of Directors of the Issuer.

     Doug Voss, as the sole shareholder of Iowa Great Lakes Flyers, Inc. ("Flyers"), and Tennenbaum & Co., LLC have entered into a Co-Sale Agreement with respect to the shares of Common Stock held by Doug Voss and Flyers. Pursuant to the Co-Sale Agreement, neither Doug Voss nor Flyers may, either singly or jointly, in any one transaction or any series of related transactions, directly or indirectly sell or otherwise dispose of a number of shares of Common Stock of Great Lakes which would constitute fifteen percent (15%) or more of the total number of shares of Common Stock then issued and outstanding to any third party or group of third parties (the "Third Party Offer") unless the terms and conditions of such Third Party Offer shall include an offer to include in the sale or other disposition to the third party the 500,000 shares of Common Stock which were acquired by Tennenbaum & Co., LLC on August 31, 1998 on the same terms as the sale by Mr. Voss and/or Flyers. The right of co-sale provided by such Co-Sale Agreement does not apply to any sale of Common Stock by Doug Voss pursuant to the exercise of the option granted by Doug Voss to Ms. Voss to acquire his shares of Common Stock upon the death of Doug Voss as set forth in the Buy-Sell Agreement as described above.

     Item 7 of the Schedule 13D is hereby amended and restated as follows:

Item 7:   Material to be Filed as Exhibits

     Exhibit 1 Stock Purchase Agreement, dated August 31, 1998, by and between Great Lakes Aviation, Ltd. and Iowa Great Lakes Flyers, Inc. and Tennenbaum & Co., LLC

     Exhibit 2 Irrevocable Proxy, dated June 28, 1996 from Gayle R. Voss to the Reporting Person.*

     Exhibit 3 Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Gayle R. Voss.*



__________________
* Previously filed by Reporting Person as an Exhibit to Schedule 13D, filed with the Securities and Exchange Commission on October 28, 1996.

                                      Signature


     After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Dated: September 8, 1998



                                   /s/ Douglas G. Voss
                                   ------------------------------
                                   Douglas G. Voss


                                    EXHIBIT INDEX


 EXHIBIT     DOCUMENT
 -------     --------
 Exhibit 1   Stock Purchase Agreement, dated August
             31, 1998, by and between Great Lakes
             Aviation, Ltd. and Iowa Great Lakes
             Flyers, Inc. and Tennenbaum & Co., LLC.

 Exhibit 2   Irrevocable Proxy, dated June 28, 1996
             from Gayle R. Voss to the Reporting
             Person.*

 Exhibit 3   Shareholder Buy-Sell Agreement, dated
             June 28, 1996, by and between the
             Reporting Person and Gayle R. Voss.*
















__________________
* Previously filed by Reporting Person as an Exhibit to Schedule 13D, filed with the Securities and Exchange Commission on October 28, 1996.